Exhibit 99.6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock code: 2391)

(NYSE Stock Ticker: TUYA)

PROPOSED AMENDMENTS TO AND RESTATEMENT OF

THE EXISTING MEMORANDUM AND

ARTICLES OF ASSOCIATION AND ADOPTION OF

THE AMENDED AND RESTATED MEMORANDUM

AND ARTICLES OF ASSOCIATION

This announcement is made by Tuya Inc. (the “Company”) pursuant to Rule 13.51(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board (the “Board”) of directors (the “Directors”) of the Company proposed to (a) amend and restate the existing memorandum and articles of association of the Company (the “Memorandum and Articles”) for the purpose of, among others, bringing the Memorandum and Articles in line with the latest regulatory requirements and amendments made to the Listing Rules in relation to (i) the further expanded paperless listing regime and electronic dissemination of corporate communications by listed issuers, some of which took effect from February 10, 2025 with the remaining amendments expected to gradually come into effect at the end of 2025 and thereafter and (ii) enhancing the corporate governance framework and promoting good governance among issuers which will come into effect on July 1, 2025 (the “Proposed Amendments”); and (b) adopt the amended and restated memorandum and articles of association incorporating and consolidating all the Proposed Amendments.

The Proposed Amendments as well as the adoption of the amended and restated memorandum and articles of association are subject to approval by the shareholders of the Company (the “Shareholders”) by way of a special resolution at the annual general meeting (the “AGM”) to be held on June 19, 2025 or any adjourned meeting and will become effective upon the approval by the Shareholders at the AGM. A circular of the Company containing, among others, the details of the Proposed Amendments as well as adoption of the amended and restated memorandum and articles of association, together with the notice of the AGM and the proxy form, will be published on the website of the Company and the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board
Tuya Inc.
WANG Xueji
Chairman

Hong Kong, May 16, 2025

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. ZHANG Yan as the executive Directors, and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as the independent non-executive Directors.

*            For identification purpose only

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